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                               April 16, 2024

       Justin Young
       Principal Executive Officer
       VS Trust
       2000 PGA Boulevard, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: VS Trust
                                                            Post-Effective
Amendment No. 3 to Form S-1
                                                            Filed March 28,
2024
                                                            File No. 333-248430

       Dear Justin Young:

                                                        We have reviewed your
post-effective amendment and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Post-Effective Amendment No. 3 to Form S-1 filed March 28, 2024

       Incorporation by Reference of Certain Documents, page 101

   1. We note that you have incorporated by reference previously filed Exchange Act reports other than those
described in paragraphs (a)(1) and (2) of Item 12 of Form S-1. Please tell us why you are
incorporating these older filings and on what basis you are able to do so, or revise to remove
them.
       Item 16. Exhibits and Financial Statement Schedules, page II-2

   2.                                                   Reference is made to
Exhibit 23.3. Please amend your filing to include a currently dated and signed consent from
your independent registered public accounting firm.
                                                        Additionally, we note
your description of Exhibits 5.1 and 8.1. Prior to
                                                        requesting
effectiveness, please file final, signed opinions, not merely a "form of" those exhibits, and revise
their descriptions in the exhibit index accordingly. Refer to Section 7 of the Securities Act
and Item 601(b)(23) of Regulation S-K for guidance.
 Justin Young
VS Trust
April 16, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326 with any other questions.



                                                          Sincerely,
FirstName LastNameJustin Young
                                                          Division of
Corporation Finance
Comapany NameVS Trust
                                                          Office of Crypto
Assets
April 16, 2024 Page 2
cc:       Barry Pershkow
FirstName LastName